UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

David J. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Name of Reporting Person David J. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,385,990

	8.	Shared Voting Power 1,566,542

	9.	Sole Dispositive Power 2,385,990

	10.	Shared Dispositive Power 1,566,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,532

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 9 7.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 3.	Source and Amount of Funds or Other Consideration.
From December 23, 2010 through February 8, 2011, David J. Field was awarded 746,292 Restricted Stock Units pursuant to the Entercom Equity Compensation Plan.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:	3,952,532

David J. Field beneficially owns 3,952,532 shares which includes: (i) 1,566,740 shares of Class A common stock for which David J. Field is the record holder; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which David J. Field is the record holder; (iii) 70,000 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by David J. Field as co-trustee of four trusts.

(b)                               Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,385,990
(ii)	shared power to vote or to direct the vote:	1,566,542
(iii)	sole power to dispose or to direct the disposition of:	2,385,990
(iv)	shared power to dispose or to direct the disposition of:	1,566,542

(c)                                David J. Field effected the following transactions during the past sixty days:

Date of Transaction	Number of Shares	Price Per Share	Transaction Type
12/23/2010	675,000	N/A	(1)
1/08/2011	(3,169)	N/A	(2)
1/29/2011	(4,811)	N/A	(2)
2/08/2011	71,292	N/A	(1)
2/10/2011	(22,342)	N/A	(2)

(1)                                Grant of Restricted Stock Units pursuant to the Entercom Equity Compensation Plan.

(2)                                Shares were retained by the issuer in order to satisfy the tax obligations of the reporting person in connection with the vesting of restricted stock units.

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date
/s/ David J. Field
Signature
David J. Field
Name/Title